Exhibit 5.1

JONES DAY
February 23, 2012
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, California 95035

Re:	Registration Statement on Form S-8 Filed by SanDisk Corporation
Ladies and Gentlemen:
We have acted as counsel for SanDisk Corporation, a Delaware corporation (the “Company”), in connection with the authorization of the issuance by the Company of up to 120,677 shares (the “Shares”) of the Company's common stock, par value $0.001 per share (the “Common Stock”), pursuant to the FlashSoft Corporation Amended and Restated 2011 Equity Plan (the “Plan”). The Plan was assumed by the Company in connection with the Company's acquisition of FlashSoft Corporation, a Delaware corporation (“FlashSoft”), which acquisition was consummated on February 13, 2012 pursuant to the Agreement and Plan of Merger, dated as of February 13, 2012, by and among the Company, FlashSoft, Firefly Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Shareholder Representative Services LLC, a Colorado limited liability company, as the Representative.
In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Shares issuable pursuant to the Plan and the authorized forms of applicable award agreements thereunder have been authorized by all necessary corporate action of the Company and will be, when issued and delivered in accordance with such Plan and the applicable award agreements, validly issued, fully paid and nonassessable, provided that the consideration for such Shares is at least equal to the stated par value thereof.
The opinion expressed herein is limited to the General Corporation Law of the State of Delaware, as currently in effect, and we express no opinion as to the effect of any other laws of the State of Delaware or the laws of any other jurisdiction. In addition, we have assumed that the resolutions authorizing the Company to issue and deliver the Shares pursuant to the Plan and the applicable award agreements will be in full force and effect at all times at which such Shares are issued and delivered by the Company, and that the Company will take no action inconsistent with such resolutions.
In rendering the opinion set forth above, we have assumed that each award under the Plan will be approved by the Board of Directors of the Company or an authorized committee of the Board of Directors.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Shares under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
Very truly yours,

/s/ Jones Day